Exhibit 4.136

Equity Transfer Agreement

Zhongcheng Futong Co., Ltd.

This Agreement is jointly made and executed in Beijing on Dec. 24, 2015 by the following parties:

Party A: Tibet Fortune Jinyuan Network Technology Co., Ltd.

(Party A as “Transferor”)

Party B: Shanghai EBI Capital Co., Ltd.

Party C: Xiaoming Wang

(Party B and Party C collectively referred to as “Transferee”)

WHEREAS, Zhongcheng Futong Co., Ltd. (hereinafter referred to as the “Subject Company”) with registered capital of RMB 32,000,000, 100% of its equity is held by Party A. The above party reach to the following terms regarding the matter of equity transfer through joint negotiation and in accordance with the provisions of relevant laws and regulations:

Article 1 Purposes and Price of Equity Transfer

1.1           Party A will transfer its 99.97% equities of the Subject Company to the new shareholder, Party B, at a price of RMB 59,982,000; Party B agrees to accept the 99.97% equities of the Subject Company from the Transferor at a price of RMB 59,982,000.

1.2           Party A will transfer its 0.03% equities of the Subject Company to the new shareholder, Party C, at a price of RMB 18,000; Party C agrees to accept the 0.03% equities of the Subject Company from the Transferor at a price of RMB 18,000.

Upon completion of the foregoing transfers, Party B will hold 99.97% equities of the Subject Company and Party C will hold 0.03% equities of the Subject Company.

Article 2 Transfer of Rights and Obligations

Other rights adhered to the equities will be transferred together with the equities upon the equity transfer.

Article 3 Payment

The Transferee shall make a payment in lump sum regarding the equity transfer to the Transferor within five (5) days upon execution of this Agreement.

Article 4 Undertakings and Warrants

The Transferor warrants that it owns the legal title of, complete and effective right of disposal of the equities under Article 1 hereof to be transferred to the Transferee. The Transferor warrants that no pledge or mortgage or other encumbrance set on the contemplated equities hereof and thereby it shall be free from any third person’s claim thereof.

Article 5 Liability for Breach

The Transferee undertakes to fully pay off the price of equity transfer within the agreed period, otherwise, it shall be deemed as a breach of the Agreement and shall pay a penalty at the rate of 0.3 percent per day.

Article 6 Resolution of Dispute

This Agreement is governed and construed by the relevant laws of the People’s Republic of China. Any disputes resulting from or in connection with this Agreement shall be resolved through friendly negotiation, otherwise, such dispute shall be submitted to Beijing Arbitration Commission for arbitration or directly with a competent people’s court for trial.

Article 7 Miscellaneous

a)	This Agreement is made in quadruplicate, three of which shall be held by each party and one by the Subject Company.
b)	This Agreement shall come into effect upon execution of each Party.
c)	The credit and debt of the Subject Company prior to the equity transfer will be enjoyed and borne by the Transferor and thereafter by the Transferee.

[Following is the Signature page of the Equity Transfer Agreement]

Party A:

Tibet Fortune Jinyuan Network Technology Co., Ltd.

(Seal)

Party B:

Shanghai EBI Capital Co., Ltd.

Party C:

Xiaoming Wang (Signature)